FILTRONA

RECEIVED

Filtrona plc

30 November 2007

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

07028614

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 October 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
DEC 1 7 2007
THOMSON
FINANCIAL

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

File No: 82-34882

1 November 2007

FILTRONA PLC

Total Voting Rights and Share Capital

For the purposes of the FSA's Disclosure and Transparency Rules, the total number of ordinary shares of 25p each of Filtrona plc in issue as at close of business on 31 October 2007 is 219,326,795 with each share carrying the right to one vote.

There are 3,515,000 shares held in treasury.

The total number of voting rights in Filtrona plc is therefore 215,811,795.

The figure of 215,811,795 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest, or a change to their interest in, Filtrona plc under the FSA's Disclosure and Transparency Rules.

Enquiries

Steve Dryden
Finance Director T: 01908 359100

Released: 01/11/2007

RNS Number:8730G
Filtrona plc
01 November 2007

1 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 259.1p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,615,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,711,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No: 82-34882

Released: 02/11/2007

RNS Number:9721G
Filtrona plc
02 November 2007

2 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 255.75p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,715,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,611,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No: 82-34882

Released: 05/11/2007

RNS Number:0609H
Filtrona plc
05 November 2007

5 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 252.25p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,815,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,511,795.

End

END

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File No: 82-34882

Released: 06/11/2007

RECEIVED

2007 DEC 11 P 1:15

RNS Number:1462H
Filtrona plc
06 November 2007

6 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 252.68p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,915,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,411,795.

End

END

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File No: 82-34882

Released: 07/11/2007

RNS Number:2486H
Filtrona plc
07 November 2007

7 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 252.4p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,015,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,311,795.

End

END

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Released: 08/11/2007

RNS Number:3316H
Filtrona plc
08 November 2007

8 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 250.66p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,115,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,211,795.

End

END

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File No: 82-34882

Released: 09/11/2007

RNS Number:4298H
Filtrona plc
09 November 2007

9 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 248.5p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,215,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,111,795.

End

END

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File No: 82-34882

Released: 12/11/2007

RNS Number:5480H
Filtrona plc
12 November 2007

12 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 244.6625p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,315,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,011,795.

End

END

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Released: 13/11/2007

RNS Number:6626H
Filtrona plc
13 November 2007

13 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 245.4639p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,415,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,911,795.

End

END

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File No: 82-34882

Released: 14/11/2007

RNS Number:7617H
Filtrona plc
14 November 2007

14 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 242.0898p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,515,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,811,795.

End

END

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File No: 82-34882

Released: 15/11/2007

RNS Number:8448H
Filtrona plc
15 November 2007

15 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 237.4114p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,615,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,711,795.

End

END

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File No: 82-34882

Released: 19/11/2007

RNS Number:0349I
Filtrona plc
19 November 2007

19 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 231.9906p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,715,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,611,795.

End

END

POSFGMMMVLKGNZM

Released: 20/11/2007

RNS Number:1417I
Filtrona plc
20 November 2007

20 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 226.3238p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,815,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,511,795.

End

END

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File No: 82-34882

Released: 21/11/2007

RNS Number:2382I
Filtrona plc
21 November 2007

21 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc ("Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 227.7803p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 4,915,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,411,795.

End

END

POSGGMZMNMKGNZM

File No: 82-34882

Released: 22/11/2007

RNS Number:3379I
Filtrona plc
22 November 2007

22 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 226.0462p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 5,015,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,311,795.

End

END

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Released: 23/11/2007

RNS Number:4299I
Filtrona plc
23 November 2007

23 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 232.3634p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 5,115,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,211,795.

End

END

POSGGMZMNFVGNZM

File No: 82-34882

Released: 26/11/2007

RNS Number:5266I
Filtrona plc
26 November 2007

26 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 240.15p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 5,215,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,111,795.

End

END

POSKGMZMVVNGNZM

File No: 82-34882

Released: 27/11/2007

RNS Number:6230I
Filtrona plc
27 November 2007

27 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 234.0875p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 5,315,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,011,795.

End

END

POSGGMZMNNVGNZM

File No: 82-34882

Released: 28/11/2007

RNS Number:7236I
Filtrona plc
28 November 2007

28 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 232.6184p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 5,415,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 213,911,795.

End

END

POSGGMZMNRFGNZM

File No: 82-34882

Released: 29/11/2007

RNS Number:8283I
Filtrona plc
29 November 2007

29 November 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 231.0725p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 5,515,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 213,811,795.

End

END

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END